UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 1-U

CURRENT REPORT PURSUANT TO REGULATION A

 Date of Report (Date of earliest event reported): April 29, 2020

CalTier Fund I, LP

(Exact name of issuer as specified in its charter)

Delaware	36-4920665
(State or other jurisdiction of	(IRS Employer
incorporation or organization)	Identification No.)

6540 Lusk Blvd, C240, San Diego, California	92121
(Address of principal executive offices)	(Zip code)

1 (619) 344-0291

(Issuer’s telephone number, including area code)

Limited Partnership Interests

(Title of each class of securities issued pursuant to Regulation A)

Item 9. Other Events

CalTier Fund I, LP (the “Company”) will not be able to meet the filing deadline, April 29, 2020, for its annual on Form 1-K due to circumstances related to COVID-19. As a result, the Company intends to take advantage of relief afforded under Rule 257(f) of the Securities Act to file its Form 1-K as soon as possible prior to June 13, 2020. The Company has not been able to complete its audit because, as a result of a stay home order in California, the Company’s personnel have not been able to access and provide physical documentation to the Company’s independent auditors to enable them to complete their audit.

SIGNATURE

Pursuant to the requirements of Regulation A, the issuer has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of San Diego, State of California, on April 29, 2020.

CalTier Fund I, LP

By: CalTier Realty, LLC, its General Partner

By:	/s/ Matthew Belcher
Name:	Matthew Belcher
Title:	Manager